(212) 701-3323

May 19, 2006

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Engelhard Corporation
Schedule TO
Filed May 5, 2006
File No. 005-37173

Dear Mr. Duchovny:

     Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated May 10, 2006 relating to the Schedule TO (the “Schedule TO”) filed May 5, 2006 by Engelhard Corporation (the “Company”). Immediately below each comment is the response of the Company with respect thereto. The Company is contemporaneously filing an amendment to the Schedule TO containing the changes described herein. The Company has authorized us to make the following statements on its behalf:

Schedule TO-I

1. Please provide the information required by Item 1006(c) of Regulation M-A.

Response: The Company has complied with this comment by revising Item 6 of the Schedule TO.

Offer to Purchase

2. Please tell us why you have not filed the relevant portions of this offer document as soliciting materials in connection with your proxy solicitation.

Response: The Company filed a report on Form 8-K dated May 5, 2006 satisfying the filing obligation for soliciting material pursuant to Rule 14a-12 under the Exchange Act and incorporating the Schedule TO by reference.

Cover page

3. Please revise the language in the first paragraph of this cover page that states that you will return tendered and unpurchased securities “as promptly as practicable” after the expiration of the offer to state that you will return such securities “promptly,” as required by Rule 13e-4(f)(5). Please make a similar revision (both with respect to a return of securities and to the payment for tendered securities) throughout the offer document, in the letter of transmittal and related documents.

Response: The Company has complied with this comment by revising Item 4 of the Schedule TO.

Procedures for Tendering Shares, page 15

4. We note in your letter of transmittal a reference to securities held under the Dividend Reinvestment Plan. Please revise this section, and the remainder of the offer document as necessary, to disclose the procedures for tendering those securities.

Response: The Company has complied with this comment by revising Item 4 of the Schedule TO.

Conditions of the Offer, page 21

5. Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business after the financing condition has been waived or satisfied. Revise the Offer accordingly. Refer to Exchange Act Release No. 34-24296 (April 3, 1987) for guidance.

Response: The Company has entered into a commitment letter with JPMorgan Chase Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith, dated April 25, 2006 (such letter, together with the attached terms and conditions, the “Commitment Letter”), with respect to the bridge facility. The Commitment Letter has been filed previously as Exhibit (b)(1) to the Schedule TO, and disclosed in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO.

The Staff’s comment suggests that the satisfaction (as opposed to the waiver) of the Company’s financing condition as currently set forth in the Offer to Purchase would constitute a material change to the tender offer requiring the tender offer to run or be extended for at least five business days thereafter.

We note that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), the Company’s tender offer was commenced with a fully underwritten and legally binding commitment letter in place to provide the funds necessary to purchase the Shares. The Company respectively submits that it already has “committed” financing, described in detail in Item 9 of the Offer to Purchase, and that therefore the condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition.

Accordingly, by disclosing the Commitment Letter in the Offer to Purchase and by filing it as an exhibit, the Company has identified its source of financing, disclosed its material terms and conditions to shareholders and made clear that it is prepared to borrow the funds from such financing source necessary to consummate the tender offer on the terms described in the Commitment Letter. In other words, the Company’s financing is effectively only conditioned upon the satisfaction of the conditions to funding described in Section 9 of the Offer to Purchase and other customary conditions. In addition, closing of the tender offer is subject to the conditions set forth in Section 7 of the Offer to Purchase.

In the event that the tender offer is required to remain open for five business days after satisfaction of the financing condition, the Company would be required to waive, in advance, the condition that the lenders fund the committed financing, as the lenders will make the funds available only upon and simultaneously with the Company’s acceptance for payment of shares tendered in the tender offer. In this regard, this funding condition is similar to conditions to a tender offer (such as a minimum share condition if there had been one) which, by their terms, can only be satisfied at the expiration of the offer. As a result, if the Company were to waive in advance the financing condition, the Company would be at risk in the event that, for whatever reason, the lenders did not, in fact, make such financing available. We would respectfully submit that there is no reason that the Company should bear such risk. Alternatively, for the Company to alleviate this risk fully, it would have to borrow $1.2 billion in advance of the expiration of the tender offer, even though it would not yet know the number of shares tendered or whether any of the other conditions to the tender offer have been triggered. We respectfully submit that such a requirement would be costly and impractical.

To the extent that the Staff is concerned that shareholders possess all material information necessary to make an informed decision about whether to tender, the Company can confirm that it expects to enter into definitive financing agreements on terms materially consistent with those described in the Commitment Letter and in the Offer to Purchase. As long as the

Company executes definitive financing agreements on terms materially consistent with the Commitment Letter, the Company’s execution of the definitive agreements would not be a material change to facts already disclosed to shareholders. However, if the Company executes definitive financing agreements the terms of which differ materially from what is contemplated by the Commitment Letter and what has been disclosed to investors, then the Company acknowledges that it would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure occurs).

In sum, the Company believes that shareholders have already been informed that the Company has committed financing and have been provided summaries of the material terms of and conditions to such financing. The Company respectfully submits that shareholders do not need five business days to evaluate the fact that committed financing has been provided pursuant to a prior binding commitment on terms and conditions materially consistent with those previously disclosed.

The Company acknowledges that the waiver (as opposed to satisfaction) of the financing condition would be a material change to the tender offer and that such a waiver would require disclosure to shareholders to allow sufficient time for them to evaluate that information (which may require an extension of the tender offer depending on when the disclosure occurs).

6. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Company confirms its understanding that if it decides to proceed with the offer even if a condition is triggered, such decision constitutes a waiver of the unsatisfied condition. The Company confirms its understanding that in such circumstances it may be required to extend the offer and to circulate new disclosure to security holders, depending upon the materiality of the condition waived and the number of days remaining in the offer period.

Source and Amount of Funds, page 22

7. Please disclose whether a material adverse change described in the first bullet point on page 23 has occurred between December 31, 2005 and the present time. Also, explain the meaning of the term “ICON.”

Response: The Company does not believe that a material adverse change described in the first bullet point on page 23 has occurred between December 31, 2005 and the present time. If such a material adverse change had occurred, the Company understands that it would have an obligation to disclose that fact to shareholders. The Company has revised Item 4 of the Schedule TO to explain the meaning of the term “ICON.”

Certain Information Concerning Engelhard, page 23

8. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide information required by Item 1010(c)(4) and (5).

Response: The Company has complied with this comment by revising Item 10 of the Schedule TO.

Interests of Directors and Executive Offers, page 27

9. With respect to your disclosure in the first paragraph of page 29, please tell us why you need to qualify your disclosure “to the best of [your] knowledge” given your disclosure that your disclosure is based on records and information provided to you. Alternatively, please explain or delete the qualifier.

Response: The Company has complied with this comment by revising Item 4 of the Schedule TO.

Certain Material United States Federal Income Tax Consequences, page 31

10. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

Response: The Company has complied with this comment by revising Item 4 of the Schedule TO.

Revised Preliminary Proxy Statement

11. Please disclose the substance of your response to prior comment 8 with respect to the source of the expected $15 million annual cost savings beginning in 2007.

Response: The Company has responded to this comment Number 11 relating to the Schedule 14A filed May 8, 2006 in a separate response letter dated May 11, 2005.

     The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing to which this response letter relates, (2) Staff comments or changes in response to Staff comments in the disclosure in the filing to which this response relates do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Comments or questions regarding any matters with respect to the Schedule TO may be directed to the undersigned at (212) 701-3323 or W. Leslie Duffy at (212) 701-3840.

Sincerely,
/s/ John Schuster

John Schuster

cc:	Arthur A. Dornbusch, II, Esq.
Richard D. Katcher, Esq.
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.